EXHIBIT 99.1

Almaden Announces Management Transition

VANCOUVER, British Columbia, Oct. 03, 2025 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; OTCQB: AAUAF) is pleased to announce the appointment of Douglas McDonald as President and CEO. Morgan Poliquin has been appointed Vice Chair of the Company.

Doug joined Almaden in 2014 as Vice President Corporate Development and was subsequently appointed Executive Vice President in 2021. He has over 25 years of experience in the resources and foreign trade and resource policy arenas. Prior to joining Almaden, Doug was Vice President, Investment Banking with Salman Partners Inc., a leading independent, resource-focused investment dealer. He also spent six years as a Foreign Service officer with the Canadian government, where he worked in Canada and abroad on international trade policy matters. Doug graduated from the University of British Columbia with a Bachelor of Commerce degree and a Masters of Applied Science degree specializing in mineral economics. Over the past several years, Doug has been intimately involved in managing the Company’s response to the actions of the Mexican government.

On behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin
Chair
Almaden Minerals Ltd.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/

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